SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER


                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                    Report on Form 6-K dated January 22, 2003

                           Commission File No. 1-14110

                               ------------------

                                    PECHINEY
                              (Name of Registrant)

                         7, Place du Chancelier Adenauer
                              75218 Paris Cedex 16
                                     France
                    (Address of Principal Executive Offices)

                               ------------------


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: [X] Form 40-F: [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: [ ] No: [X]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: [ ] No: [X]

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.

                                Yes: [ ] No: [X]

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated January 17, 2003, announcing plans to build a tube manufacturing plant in Mexico.

                                 PRESS RELEASE



                    Cebal Americas announces plans to build
                     plastic tube packaging plant in Mexico

Paris, France, January 17, 2003 - Cebal Americas, a division of the Pechiney Group's Packaging Sector, has announced plans to build a tube manufacturing plant in Mexico.

The new plant, which will constitute an investment of US$10 million, will manufacture plastic tubes for the cosmetics segment in North America, which has been growing at an increasing rate over the last several years. A site location will be finalized in the coming weeks, and the facility is expected to be commercial at the end of the year.

"The new plant in Mexico is part of an overall strategic initiative to refocus our business on three key markets so that we can improve service to customers and compete more effectively on a global basis," said Jean-Paul Meausoone, Vice President and General Manager, Cebal Americas. "We are serving customers in the Cosmetics, Pharmaceuticals, and Dentifrice & Commodities markets; and, by realigning our manufacturing capabilities, Cebal Americas will be better positioned to address the needs and growth opportunities in each of them. These actions along with the new cosmetics tube plant in Mexico should give us a competitive advantage in the marketplace."

                                More information

Cebal Americas is part of the Pechiney Group's Packaging Sector. With sales of 251 million euros in 2001, Cebal Americas employs 1,700 people at seven manufacturing sites in the United States, Canada, Mexico and Brazil. It produces collapsible tubes (plastic and laminate) for the Cosmetics, Pharmaceuticals, and Dentifrice & Commodities markets. Combined with the Cebal Tubes Division in Europe, Cebal Americas is the world leader in its segments. For more information, visit www.cebalamericas.com.

The Pechiney Group's Packaging Sector, to which Cebal Americas belongs, achieved sales of 2.4 billion euros in 2001. With bases in 17 countries, it employs 16,000 people in 92 production units. It has global leadership positions in high value-added specialty collapsible tube packaging (health & beauty), aluminum aerosol cans, luxury plastic containers (cosmetics & perfumes) and flexible packaging, barrier plastic bottles, capsules and overcapping (food).

Pechiney is an international group that is listed on the Paris and New York (NYSE:PY) stock exchanges. Its core businesses are aluminum and packaging. With bases in 51 countries and 34,500 employees, Pechiney achieved sales of 11 billion euros in 2001. For more information, visit www.pechiney.com
                                     * * *
Certain statements in this press release that describe Pechiney's intentions, expectations or projections may constitute forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Pechiney's actual results, performance or achievement to be materially different from its intentions, expectations or projections. The forward-looking statements in this press release speak only as of its date and Pechiney undertakes no obligation to update or revise any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Press Contacts:                                   Investor Relations Contacts:
Stephan Giraud        Tel.: 33 1 56 28 24 19      Charles L. Ranunkel     Tel: 33 1 56 28 25 07
stephan.giraud@pechiney.com                       Catherine Paupelin      Tel: 33 1 56 28 25 08
Chrystele Ivins       Tel.: 33 1 56 28 24 18      Jerome Gaudry           Tel: 33 1 56 28 25 23

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, Pechiney has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 22, 2003                      PECHINEY


                                            By:      /s/ OLIVIER MALLET
                                               ---------------------------------
                                            Name:   Olivier MALLET
                                            Title:  Chief Financial Officer